EX-99.23(h)(74)

MANAGEMENT FEE WAIVER AGREEMENT

This Agreement, dated as of May 1, 2010, between JNL Series Trust (the “Trust”) on behalf of the funds listed on Schedule A (each a “Fund” and collectively, the “Funds”) and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Advisory and Management Agreement between the Trust, on behalf of the Funds, and the Adviser; and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to the advisory fee of the Funds;

Now, therefore, the Trust and the Adviser hereby agree as follows:

1.           The Adviser hereby agrees to waive, for each Fund listed on Schedule A, a portion of its advisory fee for the period the Fund invests all its assets in its corresponding master fund in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees from time to time, but no more frequently than annually.  The amount waived and so approved by the Board of Trustees  shall in no event be less than the amount necessary to  have the advisory fee charged be based on services provided that are in addition to and not duplicative of services provided under the advisory contract of its corresponding master fund.

2.           The waiver described in Section 1 above is not subject to recoupment by the Adviser.

3.           The Adviser understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits the Funds to do so.

4.           This Agreement shall remain in effect for as long as the Master-Feeder structure is in place and the Board of Trustees does not authorize otherwise.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

JNL Series Trust	Jackson National Asset Management, LLC

By: /s/ Susan S. Rhee	By: /s/ Mark D. Nerud
Name: Susan S. Rhee	Name: Mark D. Nerud
Title: Vice President, Counsel & Secretary	Title: President

SCHEDULE A

Fund	Fee Waiver
JNL/American Funds Blue Chip Income and Growth Fund	0.45%
JNL/American Funds Global Bond Fund	0.55%
JNL/American Funds Global Small Capitalization Fund	0.60%
JNL/American Funds Growth-Income Fund	0.40%
JNL/American Funds International Fund	0.55%
JNL/American Funds New World Fund	0.80%